Mail Stop 6010

February 11, 2008

Bryan A. Supran
Assistant General Counsel – Corporate
Wyeth
Five Giralda Farms
Madison, NJ 07940

      Re: Wyeth
             Definitive Proxy Statement
             Filed March 16, 2007
             File No. 001-01225

Dear Mr. Supran:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney